EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

February 15, 2012

TSX Venture Exchange:    EMR

OTC Bulletin Board:    EGMCF

U.S. 20-F Registration:     000-51411

Frankfurt Stock Exchange: EML

EMGOLD DOUBLES SIZE OF ITS

KOEGEL RAWHIDE

 GOLD-SILVER PROPERTY, NEVADA

Emgold Mining Corporation (EMR-TSX Venture) (the "Company" or "Emgold") is pleased to announce that it has staked 17 additional unpatented mining claims and doubled the size of its recently acquired Koegel Rawhide Gold Property (“Property”) in Nevada.  The additional claims, totaling 340 acres, increase Emgold’s total property holdings at Koegel Rawhide to 36 unpatented claims and 720 acres.  The new claims cover prospective areas south and east of Emgold’s existing Koegel Rawhide Property, as shown in the attached figure.

The Koegel Rawhide Property is located approximately 40 miles southeast of Fallon in the Rawhide Mining District and five miles southwest of the Rawhide Mine, which is operated by Rawhide Mining Company.  The Rawhide Mine, formerly operated by Kennecott Minerals, is reported by Kennecott to have produced 1.47 million ounces of gold and 11.7 million ounces of silver from the years 1988 to 2005.  The Property is situated six miles south of the Pilot Gold Corporation’s Regent Property and four miles south of Emgold’s Buckskin Rawhide Property.

The Koegel Rawhide Property, situated in the Koegel Hills, contains a volcanic-hosted epithermal gold-silver exploration target with geology similar to the nearby Rawhide Mine.  Potential exists at for both high grade vein mineralization and low grade bulk disseminated mineralization.  Note that the location of the Koegel Rawhide Property in the vicinity of Rawhide Mine and other nearby exploration properties does not mean that a resource will be identified on the Property.  However, the presence of similar geology and mineralized structures to those located on the Buckskin Rawhide, Regent, and Rawhide properties and historic mine workings in the area are favorable indicators for the potential of discovery.

Nineteen of the 36 unpatented mining claims at Koegel Rawhide, totaling 380 acres, are currently under a lease and option to purchase agreement (the “Agreement”) with Jeremy C. Wire, the registered owner.  As per the Agreement, any new claims staked by Emgold that fall within a 0.5 mile radius of the claims listed in the Agreement will be subject to a 2 percent Net Smelter Royalty, should commercial production ever occur from the claims.  Emgold retains the right to purchase this royalty for $1 million, less any advance royalty payments made to Mr. Wire as part of the Agreement.

This acquisition increases the size of Emgold’s strategically located gold-silver properties in Nevada.  Emgold now controls 109 unpatented mining claims, totaling 2,180 acres, in Mineral County and in the vicinity of Rawhide Mine.  These claims were either staked by the Company or are under lease and option to purchase agreements with Nevada Sunrise LLC or Jeremy C. Wire, as outlined in previous Emgold press releases.

David Watkinson, President and CEO of Emgold stated, “We are very excited about the potential of the Koegel Rawhide Property, especially given its vicinity to our Buckskin Rawhide Property, the Regent Property, and the Rawhide Mine.  These additional claims help consolidate our land position in the area and provide increased opportunity for discovery.”

Background on Koegel Rawhide Property

The Koegel Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver prospect in the Walker Lane gold belt of western Nevada.  The Walker Lane is a regional shear zone and known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah District and Rawhide District.  Koegel Rawhide geology and mineralization are associated with lithologic units and structures of the Rawhide volcanic center, as well as structures from the Walker Lane and Basin and Range.

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicates the area is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes.  The volcanic units have been folded into minor anticlines and faulted.  Faults of several orientations occur on the Property with north, northwest and northeast trends.  Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Gold and silver mineralization is present at Koegel Rawhide based on historic randomly spaced surface sampling.  A total of 464 samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992.  The results of the historic grab samples ranged from non-detectable to 2 ounces per ton gold, and from non-detectable to 11 ounces per ton silver.  The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

Emgold plans initially to complete surface rock and soil geochemical sampling programs on the Property with the goal of ultimately developing drill targets.  Historic sampling on the property will be analyzed as an initial guide for exploration.  Funds are in place for this work.

Mr. Robert Pease, Chief Geologist of the Company and a Qualified Person as defined in National Instrument 43-101, has reviewed and approved the scientific and technical information in this press release.

Information Regarding Emgold

Emgold is currently in the advanced stage of permitting the Idaho-Maryland Project, located in Grass Valley, CA. The Idaho-Maryland Mine was once the second largest underground gold mine in California and is reported to have produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounce per ton. Emgold has a number of earlier stage exploration properties including the Buckskin Rawhide Property in Nevada, the Stewart Property and the Rozan Property in British Columbia. For more information about Emgold, the Idaho-Maryland Gold Project and the Buckskin Rawhide, Stewart, and Rozan Properties, please visit www.emgold.com.  Company filings are available at www.sedar.com.

On behalf of the Board of Directors

David G. Watkinson, P.Eng.

President & CEO

For further information please contact:

Tel: 604-687-4622  Toll Free: 1-888-267-1400

Email: info@emgold.com

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GEL 603
GEL 602
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GEL 803
GEL 802
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Koegel 1
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RHT 10
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RHT 31
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R 31 E
R 31 1/2 E
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T 13 N
T 12 N
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Emgold Mining Corporation
Koegel Claims

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.  This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the Company's planned work programs, expected results and potential mineralization and resources on the Koegel Rawhide Property. Forward-looking statements are based on certain assumptions of the Company, including that the Company has adequate capital to fund its proposed exploration programs, that actual results of exploration and development activities are consistent with management's expectations, that assumptions relating to mineral resource estimates are accurate, the assumption that metal prices remain at current values, and that the Company is able to procure equipment and supplies for its planned work programs   Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include exploration results that are different than those anticipated, inability to raise or otherwise security capital to fund planned programs, changes to metal prices, the price of the Company's shares, the costs of labour, equipment and other costs associated with exploration, availability of drilling equipment and operators, development and mining operations, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.  For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.